SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 14)*

MILLICOM INTERNATIONAL CELLULAR S.A.
(Name of Issuer)

Common Shares (Title of Class of Securities)

L6388F110 (CUSIP Number)

Denis Klimentchenko Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London, EC2N 4BQ Tel: +44(0)20 7519 7289
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Atlas Luxco S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,966,734(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,966,734(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,966,734(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.17%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 49,966,734 Swedish Depositary Receipts (“SDRs”) beneficially owned by Atlas Luxco S.à r.l. (“Atlas”), which may be exchanged for Issuer common shares, par value $1.50 per share (“Common Shares”), on a one-for-one basis. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Atlas Investissement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,966,734(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,966,734(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,966,734(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.17%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 49,966,734 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS NJJ Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,966,734(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,966,734(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,966,734(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.17%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 49,966,734 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Xavier Niel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,966,734(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,966,734(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,966,734(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.17%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Reflects 49,966,734 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

Explanatory Note

This Amendment No. 14 (“Amendment No. 14”) to Schedule 13D relates to the Common Shares, par value $1.50 per share (the “Common Shares”), of Millicom International Cellular S.A., a Luxembourg company (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on March 28, 2023, Amendment No. 2 to the Schedule 13D filed on April 26, 2023, Amendment No. 3 to the Schedule 13D filed on May 12, 2023, Amendment No. 4 to the Schedule 13D filed on May 25, 2023, Amendment No. 5 to the Schedule 13D filed on June 2, 2023, Amendment No. 6 to the Schedule 13D filed on July 24, 2023, Amendment No. 7 to the Schedule 13D filed on August 24, 2023, Amendment No. 8 to the Schedule 13D filed on October 2, 2023, Amendment No. 9 to the Schedule 13D filed on November 8, 2023, Amendment No. 10 to the Schedule 13D filed on January 17, 2024, Amendment No. 11 to the Schedule 13D filed on May 23, 2024, Amendment No. 12 to the Schedule 13D filed on July 3, 2024 and Amendment No. 13 to the Schedule 13D filed on July 22, 2024 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 14 shall have the same meanings ascribed to them in the Schedule 13D.

Atlas’ tender offer for all of the Issuer’s outstanding Common Shares and SDRs referred to in this Schedule 13D commenced on July 1, 2024. This Schedule 13D is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Issuer or any other securities, nor is it a substitute for the Tender Offer Statement and Rule 13e-3 Transaction Statement, including the Offer to Purchase, Letter of Transmittal and related documents, that Atlas has filed under cover of Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and the Solicitation/Recommendation Statement that the Issuer has filed on Scherdule 14D-9 with the SEC. The US Offer is only being made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as a part of the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO. The Tender Offer Statement and Rule 13e-3 Transaction Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 of the Issuer contain important information that US Holders of Common Shares should consider before making any decision with respect to the tender offer. US Holders of Common Shares are urged to read these documents carefully. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing such requests to the Information Agent for the tender offer that is named in the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On August 2, 2024, Atlas increased the Offer Price from USD 24.00 to USD 25.75 per Common Share and per SDR. The maximum amount of funds required to consummate the Offers pursuant to this revised Offer Price is approximately USD 3.1 billion, or SEK 33.1 billion, in each case based on an illustrative USD/SEK exchange rate of 10.6 as of June 28, 2024. Atlas has also increased the maximum aggregate amount available under the Interim Facilities from USD 8,000,000,000 to USD 8,200,000,000 in connection with the increase of the Offer Price. The terms of the Commitment Letters are otherwise unchanged. It is expected that the Long-Term Financing will now be comprised of USD 7,300,000,000 financings to be entered into by Purchaser but the terms of the Long-Term Financing will otherwise be unchanged by such increase in the Offer Price. Citibank Europe Plc, Ireland Branch, has also been added to the group of arrangers and original lenders party to the Commitment Letters and to the group of arrangers and original lenders party to the Long-Term Financings.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On August 2, 2024, Atlas filed an amendment to the Tender Offer Statement and Rule 13e-3 Transaction Statement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on 171,274,816 Common Shares outstanding as of July 5, 2024 (172,096,305 Common Shares outstanding, less 821,489 Common Shares held in treasury, as set forth in the last relevant update available on the date hereof in the “Stock Information” section of the Issuer’s website).

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of August 2, 2024, Atlas beneficially owned 49,966,734 SDRs, which may be exchanged for Common Shares on a one-for-one basis.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Atlas to the extent it directly holds the securities reported herein) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares.

(c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Shares during the past sixty days.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

12.	Amendment No.2 to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC by the Reporting Persons on August 2, 2024 (incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2024

ATLAS LUXCO S.À R.L.

By:	/s/ Anthony Maarek
Name:	Anthony Maarek
Title:	Manager

By:	/s/ Tigran Khachatryan
Name:	Tigran Khachatryan
Title:	Manager

ATLAS INVESTISSEMENT

By:	/s/ Xavier Niel
Name:	Xavier Niel
Title:	Président of NJJ Holding itself Président of Atlas Investissement

NJJ HOLDING

By:	/s/ Xavier Niel
Name:	Xavier Niel
Title:	Président

XAVIER NIEL

By:	/s/ Xavier Niel